                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                       Genome Therapeutics Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   372430108
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Hope Flack
                                    BVF Inc.
                      c/o Grosvenor Capital Management, L.P.
                        333 West Wacker Drive, Suite 1600
                             Chicago, Illinois 60606
                                  (312) 263-7777
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of  7  Pages)


___________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  2  OF  7  PAGES
          ---------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Biotechnology Value Fund, L.P.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  353,144
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  353,144
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     353,144
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.1
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  3  OF  7  PAGES
          ---------                                           ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BVF Partners L.P.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  504,496
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  504,496
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     504,496
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  4  OF  7  PAGES
          ---------                                           ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BVF Inc.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC, 00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  1,008,992
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,008,992
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,008,992
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IA, CO
-------------------------------------------------------------------------------

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  5  OF  7  PAGES
          ---------                                           ---    ---

     This Amendment No. 2 to the Statement on Schedule 13D dated March 20, 1995 and filed with the Securities and Exchange Commission on behalf of certain persons with respect to the Stock (as defined below) amends and restates in full the original Statement in accordance with Rule 13d-2(c) under the Securities and Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.10 per share (the "Stock"), of Genome Therapeutics Corporation ("Genome"). The principle executive office of Genome is located at 100 Beaver Street, Waltham, Massachusetts 02154.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert").

     (b) The business address of BVF, L.P. and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, L.P., which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Neither BVF, L.P., Partners nor BVF Inc. (collectively, the "Reporting Persons") has purchased any shares of the Stock since the last filing in respect of this Statement. In the past, Partners, in its capacity as general partner of BVF, L.P., has purchased on behalf of such limited partnership shares of the Stock utilizing funds provided by BVF, L.P. from its working capital pursuant to the terms of its limited partnership agreement with Partners. Partners, in its capacity as investment manager with respect to a managed account, has purchased on behalf of such managed account shares of the Stock utilizing funds under management by Partners pursuant to an investment management agreement between Partners and

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  6  OF  7  PAGES
          ---------                                           ---    ---

such managed account. In addition, BVF Inc., in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts shares of the Stock utilizing funds under management (including funds invested by BVF Inc. on its own behalf) by BVF Inc. pursuant to investment management agreements between BVF Inc. and such managed accounts or the operating agreements of such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTION.

     The sole purpose of the acquisitions and dispositions of the Stock reported in this Statement and the amendments hereto was and is for investment. The Reporting Persons did not at the time of such acquisitions and dispositions of the Stock, and do not presently, have any plan to acquire control of Genome.
The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF, L.P. beneficially owns 353,144 shares of the Stock, Partners beneficially owns 504,496 shares of the Stock and BVF Inc. beneficially owns 1,008,992 shares of the Stock, approximately 2.1%, 3.0% and 6.0%, respectively, of the aggregate number of shares outstanding as of February 26, 1996.

     (b) BVF, L.P. shares voting and dispositive power over the 353,144 shares of the Stock it beneficially owns with Partners. Partners shares voting and dispositive power over the 504,496 shares of the Stock it beneficially owns with, in addition to BVF, L.P., a managed account on whose behalf Partners, as investment manager, purchased such shares and BVF Inc. BVF Inc. shares voting and dispositive power over the 1,008,992 shares of the Stock it beneficially owns with BVF, L.P., Partners and the managed accounts on whose behalf BVF Inc., as investment manager, purchased such shares. The managed account on whose behalf Partners has purchased shares of the Stock is Investment 10 L.L.C., an Illinois limited liability company ("I10"). The managed accounts on whose behalf BVF Inc. has purchased shares of the Stock are Biotech 1 Investment L.L.C., an Illinois limited liability company ("Biotech 1"), and Biotech 2 Investment L.L.C., an Illinois limited liability company ("Biotech 2"). I10, Biotech 1 and Biotech 2 are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o Grosvenor Capital Management, L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash and involved the resale by the Reporting Persons of restricted securities in accordance with exemptions under applicable federal and state securities laws. No other transactions in the Stock have been effected by the Reporting Persons since December 24, 1995.

     (d) BVF, L.P. and the Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e)  N/A

CUSIP NO. 372430108         SCHEDULE 13D                 PAGE  7  OF  7  PAGES
          ---------                                           ---    ---

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF, L.P. pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF, L.P. in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 1996

                                   BIOTECHNOLOGY VALUE FUND, L.P.

                                   By: BVF Partners L.P., its general partner

                                       By: BVF Inc., its general partner


                                           By: /s/ MARK N. LAMPERT
                                               --------------------------------
                                               Mark N. Lampert, President

                                   BVF PARTNERS L.P.

                                   By: BVF Inc., its general partner


                                       By: /s/ MARK N. LAMPERT
                                           ------------------------------------
                                           Mark N. Lampert, President


                                   BVF INC.

                                   By: /s/ MARK N. LAMPERT
                                       ----------------------------------------
                                       Mark N. Lampert, President